Issuer Free Writing Prospectus
Filed by: Avatar Holdings Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-161498
Avatar Holdings Inc.
7.50% Senior Convertible Notes due 2016

February 1, 2011

Issuer:	Avatar Holdings Inc. (Nasdaq: AVTR)

Title of securities:	7.50% Senior Convertible Notes due 2016 (“Notes”)

Issue price:	100% of each Note’s principal amount, plus accrued interest, if any, from February 4, 2011

Note denominations:	$1,000

Aggregate principal amount offered:	$100,000,000

Underwriting discount:	4.25%

Net proceeds:	$95,750,000

Maturity:	February 15, 2016, unless earlier converted, repurchased or redeemed

Annual interest rate:	7.50% per annum

Interest payment dates:	Payable semi-annually in arrears in cash on February 15 and August 15 of each year, beginning on August 15, 2011

Conversion price:	$30.00 per share of common stock (subject to adjustment as described under “Adjustment to Conversion Rate Upon a Non-Stock Change of Control”)

Conversion rate:	33.3333 shares of common stock per $1,000 aggregate principal amount of Notes (subject to adjustment as described under “Adjustment to Conversion Rate Upon a Non-Stock Change of Control”)

Conversion premium:	50.23% (based on the last reported sales price of $19.97 for Avatar’s common stock on January 31, 2011)

Certain covenants:	The indenture governing the Notes will contain the following financial covenants:
•	Until February 15, 2014, Avatar will maintain, at all times, cash and cash equivalents of not less than $20 million;

•	Until the second anniversary of the original issuance date of the Notes, Avatar’s total consolidated indebtedness (as “indebtedness” is defined in the Notes) shall not exceed $150 million at any time, excluding, until April 5, 2011, Avatar’s outstanding 4.50% convertible notes due 2024; and

•	Until the second anniversary of the original issuance date of the Notes, Avatar’s total consolidated indebtedness (as “indebtedness” is defined in the Notes ) shall not exceed $50 million at any time, excluding for purposes of this clause: (a) the Notes, (b) any indebtedness with a maturity date after February 15, 2014, which indebtedness does not provide the holder with a unilateral put right prior to February 15, 2014 and (c) until April 5, 2011, Avatar’s outstanding 4.50% convertible senior notes due 2024.

Repurchase right upon breach of certain financial covenants:	If Avatar breaches any of the financial covenants described under “Certain covenants” above, you will have the right to require Avatar to repurchase, at the repurchase price described below, up to 50% in aggregate principal amount of your Notes, for which you have properly delivered and not withdrawn a written repurchase notice.

The repurchase price will be payable in cash and will equal 110% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the repurchase date.

Repurchase right on specified date:	On February 15, 2014, you will have the right to require Avatar to repurchase, at the repurchase price described below, all or part of your Notes for which you have properly delivered and not withdrawn a written repurchase notice.

The repurchase price will be payable in cash and will equal 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the repurchase date.

Repurchase right upon a fundamental change:	If a fundamental change occurs at any time prior to the maturity of the Notes, you will have the right to require Avatar to repurchase, at the repurchase price described below, all or part of your Notes for which you have properly delivered and not withdrawn a written repurchase notice.

The repurchase price will be payable in cash and will equal 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the repurchase date.

Redemption Right:	Avatar may, at any time on or after February 15, 2014, at its option, redeem for cash all or any portion of the outstanding Notes, but only if the last reported sale price of its common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day and certain other conditions described in the prospectus supplement are met.

The redemption price will be payable in cash and will equal 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the redemption date.

Use of Proceeds:	For general corporate purposes, including, without limitation, the repayment of debt (including Avatar’s 4.50% Convertible Senior Notes due 2024) and potential new acquisitions of real estate and real estate-related assets.

Trade Date:	February 1, 2011

Settlement:	February 4, 2011

CUSIP:	053494 AG5

Adjustment to Conversion Rate
Upon a Non-Stock Change of Control:	The following table sets forth the number of additional shares by which the conversion rate shall be increased:

Effective Date	Stock Price
	$19.97	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00
February 4, 2011	16.7418	11.2630	7.8820	5.9145	4.6855	3.8651	3.2837	2.8494	2.5105	2.2370	2.0103
February 15, 2012	16.7418	9.8082	6.3612	4.4839	3.4005	2.7322	2.2894	1.9746	1.7370	1.5488	1.3941
February 15, 2013	16.7418	8.5068	4.7897	2.9189	1.9731	1.4816	1.2061	1.0329	0.9102	0.8150	0.7367
February 15, 2014	16.7418	7.2019	3.4392	1.1152	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 15, 2015	16.7418	6.6667	2.6633	0.7801	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 15, 2016	16.7418	6.6667	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:
•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $70.00 per share (subject to adjustment), no additional shares will be issued upon conversion;

•	less than $19.97 per share (subject to adjustment), no additional shares will be issued upon conversion.
Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion exceed 50.0751 per $1,000 principal amount of the Notes, subject to adjustments in the same manner as the conversion rate.
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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-888-603-5847 or you may e-mail a request to Barclaysprospectus@broadridge.com

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